Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	June 26, 2014
For Immediate Release	NR#14-08

PRESS RELEASE

MAG SILVER CORP ANNOUNCES C$75 MILLION BOUGHT DEAL FINANCING

Vancouver, B.C. (June 26, 2014) – MAG Silver Corp., (TSX: MAG; NYSE MKT: MVG) (the “Company” or “MAG””) has announced today that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and Raymond James under which the underwriters have agreed to buy on a bought deal basis 7,320,000 common shares (the “Common Shares”), at a price of C$10.25 per Common Share for gross proceeds of C$75,030,000 (the “Offering”). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about July 16, 2014 and is subject to the Company receiving all necessary regulatory approvals.

The net proceeds of the Offering will be used to fund exploration and development of the Company’s Juanicipio project in Zacatecas State, Mexico and for working capital and general corporate purposes.

The Common Shares will be offered by way of a short-form prospectus in all of the provinces of Canada, excluding Quebec, and will be offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system, and on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

A written prospectus relating to the Offering may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 300A  Kennedy Road South Brampton, Ontario L6W 4V2, by telephone at 905-696-8884 x4338 or by email at kennedywarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

About MAG Silver Corp.

MAG Silver Corp. (MAG: TSX, MVG: NYSE MKT) is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas Silver vein and delineating the Desprendido and Juanicipio discoveries in Zacatecas State, all within the joint venture between MAG (44%) and Fresnillo PLC (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG.

For further information, please contact:

Michael J. Curlook, VP Investor Relations and Communications
Phone: (604) 630-1399
Toll free: (866) 630-1399
Fax: (604) 681-0894
Email: info@magsilver.com

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Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address timing of the closing of the Offering and proposed use of proceeds of the Offering. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, delays in obtaining regulatory approvals required in connection with the Offering, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

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MAG Silver Corp. Treasury Offering of Common Shares June 26, 2014

The Common Shares will be offered by way of a short-form prospectus in all of the provinces of Canada, excluding Quebec. A preliminary short- form prospectus containing important information relating to the Common Shares has not yet been filed with the securities regulatory authorities in any province of Canada. Copies of the preliminary short-form prospectus may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 300A Kennedy Road South Brampton, Ontario L6W 4V2, by telephone at 905-696-8884 x4338 or by email at kennedywarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. There will not be any sale or any acceptance of an offer to buy the Common Shares until a receipt for the final short-form prospectus has been issued. This term sheet does not provide full disclosure of all material facts relating to the Common Shares. Investors should read the preliminary short-form prospectus, final short-form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the Common Shares, before making an investment decision.

A registration statement relating to the securities has been filed with the United States Securities and Exchange Commission (the “SEC”) but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Terms and Conditions

Issuer:	MAG Silver Corp. (the “Company”).
Offering:	Treasury offering of 7,320,000 common shares (“Common Shares”)
Offering Price:	C$10.25 per Common Share
Offering Amount:	C$75,030,000
Over-Allotment Option:
The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the Offering will be used to fund exploration and development of the Company’s Juanicipio project in Zacatecas State, Mexico and for working capital and general corporate purposes.
Form of Offering:	Bought deal by way of short-form prospectus to be filed in all provinces of Canada, excluding Quebec. Registered public offering in the U.S. via MJDS.
Listing:	The existing common shares of the Company are listed on the Toronto Stock Exchange under the symbol “MAG” and on the NYSE MKT under the symbol “MVG”.
Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.
Joint Bookrunners:	BMO Capital Markets and Raymond James
Commission:	5.0%.
Closing:	July 16, 2014.

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